Exhibit 77(I)

Terms of New or Amended Securities

At the December 11, 2008 Board Meeting, the Board of Trustees of ING VP Intermediate Bond Portfolio, approved the establishment of Service 2 Class shares for ING VP Intermediate Bond Portfolio.